April 29, 2013

Mr. Justin Dobbie Legal Branch Chief Division of Corporation Finance United States Securities and Exchange Commission 100 “F”. Street, N.E. Washington, DC 20549

Via EDGAR

Re:	Two Rivers Water & Farming Company

Preliminary Proxy Statement on Schedule 14A

File No. 000-51139

Dear Mr. Dobbie:

On behalf of Two Rivers Water & Farming Company, a Colorado corporation (the “Company”), we are pleased to submit this response to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) set forth in your letter dated April 23, 2013, to Wayne Harding, Chief Financial Officer of the Company, with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

For your convenience, we set forth each comment (each a “Comment”) from your letter in bold typeface and include the Company’s response below it.  Capitalized terms used and not defined herein have the respective meanings assigned to them in the Preliminary Proxy Statement.  All references to page numbers and captions correspond to the page numbers and captions in the Proxy Statement.

General

1.
Please revise your proxy statement to include a shareholder advisory vote to approve the compensation of your named executive officers, as disclosed in your proxy statement pursuant to Item 402 of Regulation S-K, and a shareholder advisory vote as to whether the shareholder vote to approve the named executive officer compensation should occur every 1, 2, or 3 years. Refer to Rule 14a-21 of Regulation 14A and Item 24 of Schedule 14A.

The Company has revised the Proxy Statement to include shareholder votes: (i) to approve an advisory resolution regarding the compensation of named executive officers, pursuant to Item 402 of Regulation S-K and (ii) to indicate, on an advisory basis, whether the shareholder vote to approve the named executive officer compensation should occur every 1, 2 or 3 years.  Please refer to the disclosure under the headings “Proposal 4 – Advisory Vote on Executive Compensation (Say on Pay)” beginning on page 32 of the Proxy Statement and “Proposal 5 – Advisory Vote on the Frequency of Say on Pay” beginning on page 33 of the Proxy Statement.

Notice of Annual Meeting of Shareholders, page 2

2.
Please revise to disclose in proposal 3, if true, that the board may cause a reverse stock split “within the range of not less than 1-for-2 and not more than 1-for-3.” Refer to page 28 of your preliminary proxy statement.  In addition, please revise to add this disclosure in the General section on page 23, in your Determination of Ratio section on page 24 and in Proposal 3 on your proxy card.

The Company has expanded the disclosure in the Notice of Annual Meeting of Shareholders to state that the board may cause a reverse stock split “within the range of not less than 1-for-two and not more than 1-for-3.”  The Company has also added this disclosure in the General section on page 26 the “Determination of Ratio” section on page 27 in Proposal 3 in the proxy card, and in other sections throughout the Proxy Statement.

Dissenter’s Rights, page 4

3.
We note your disclosure on page 4 that shareholders “may be entitled to dissenter’s rights in the event that shareholders approve Proposal Three and the Company’s Board of Directors does authorize a reverse stock split.” This disclosure seems to contradict your disclosure on page 25 that “[b]ecause stockholders will receive shares as rounded up to the next whole share, Colorado law does not mandate that shareholders receive dissenter’s rights.” Please revise for consistency.

We have revised the disclosure on page 4 under the caption “Dissenter’s Rights” to state that shareholders will not be entitled to dissenter’s rights.  We have also revised the disclosure on page 28 under the caption “Principal Effects of the Reverse Stock Split” to consistently state that (i) stockholders will receive shares as rounded up to the next whole share; and (ii) “under the Colorado Business Corporation Act, shareholders are not entitled to dissenters’ or appraisal rights.”

Common Questions Regarding this Proxy Statement, page 5

How do I vote, page 6

4.           Please revise to provide an analysis to us as to why you believe a broker or other nominee may vote a shareholders shares for the approval of the reverse stock split in the broker’s or other nominee’s discretion. This vote appears to be a non-routine matter.

The disclosure under the caption “How do I vote” beginning on page 6 has been revised to state that the reverse stock split, as well as all proposals other than Proposal Two, are “non-routine” matters and, as a result, a broker or other nominee will not be able to use their discretion to vote for the reverse stock split (or the other non-routine matters).

What vote is required to approve each proposal, page 8

5.	Please revise to disclose here the vote required to approve the reverse stock split.

We have expanded the disclosure under the caption “What vote is required to approve each proposal” on page 8 to disclose that approval by a majority of the votes cast is required to approve the reverse stock split.

Proposal 3, page 23

6.
Please revise to state whether you currently have any plans, agreements, arrangements, or understandings for the issuance of additional shares. In this regard, we note that you filed a registration statement on Form S-1 on February 13, 2013.

We have revised the disclosure under the caption “Effect on Authorized but Unissued Shares” on page 28 to state that we do not have any current plans, agreements, arrangements, or understandings for the issuance of additional shares, other than the following: (i) we filed a registration statement on Form S-1 to cover the issuance of up to 7,700,000 shares upon exercise of outstanding warrants and the conversion of convertible preferred stock; and (ii) we may issue up to 750,000 unregistered shares to an investor relations firm.  We also state that the references to share amounts are on a pre-reverse-stock split basis and provide an example of the number of shares that would be issued if a 1-for-2 reverse stock split is executed.

7.
Please revise to disclose that the reverse stock split could have an anti-takeover effect. In addition, please revise to disclose that the reverse stock split may lead to dilution of the existing shareholders due to the increase in authorized but unissued shares.

We have expanded the disclosure “Effect on Authorized but Unissued Shares “on page 28 to state that “due to the increase in the Company’s authorized but unissued shares, the reverse stock split could have an anti-takeover effect and may lead to dilution of existing stockholders’ interests.

Principal Effects of the Reverse Stock Split, page 25

8.
We note your conclusion in the last sentence in the first paragraph of this section that “all shares of Common Stock will remain validly issued, fully paid and non-assessable.” This is a legal conclusion that the company is not qualified to make. Please attribute the statement to counsel and provide an opinion of counsel and counsel’s consent to have its opinion used in your preliminary proxy statement. Alternatively, please revise to remove this sentence.

This sentence has been removed from the Proxy Statement.

9.
You state in the second paragraph that the board may determine that fractional share interests created by the reverse stock split will be rounded up to the next whole share. Please revise to clarify, if true, that if as a result of the reverse stock split, a stockholder of record would otherwise hold a fractional share, the shares received by that stockholder of record will be rounded up to the next whole share. If this statement is not true, please revise to address the effect of stockholders receiving cash in lieu of fractional shares and revise your preliminary proxy statement for consistency. Refer to pages 27 and 28 of your preliminary proxy statement.

We have revised the disclosure under the caption “Principal Effects of the Reverse Stock Split” on page 28 and throughout the Proxy Statement to clarify that if, as a result of the reverse stock split, a stockholder of record would otherwise hold a fractional share, the shares received by that stockholder of record will be rounded up to the next whole share.

Procedure for Effecting the Reverse Stock Split, page 28

10.
Your disclosure in the second paragraph of this section that the board must cause the reverse stock split to happen no later than April 15, 2014 seems to contradict your statement on page 2 that the one-time authorization expires on June 30, 2014. Please revise for consistency.

We have revised the disclosure under the caption “Procedure for Effecting the Stock Split” on page 31 to state consistently that the board must cause the reverse stock split to occur no later than June 30, 2014.

Thank you for your consideration.  If you have any further questions or comments, please contact me at (303) 222-1000.  My fax number is 303-845-9400.

Very truly yours,

/s/ Wayne Harding
Wayne Harding
Chief Financial Officer

Copies to:	Sonia Bednarowski

Securities and Exchange Commission

John R. McKowen
CEO and Chairman of the Board
Two Rivers Water & Farming Company